

January 3, 2011

Frank Calderoni
Executive Vice President and Chief Financial Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706
Via fax (408)-526-4100

> **Re:** **Cisco Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed September 21, 2010**
> **File No. 000-18225**

Dear Mr. Calderoni:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

General

1.   Please tell us about your contacts with Syria since your letters to us of January 17, 2007 and February 28, 2007.

2.   We note from an August 2010 news release on your website that Wanachi Group signed a contract for the purchase of Cisco network technology and solutions and services in East Africa and that Wanachi Group will roll out its new services in several countries including Sudan. We also note from a September 2007 news article that Intracom Middle East deployed a network for Zain Bahrain, which operates in Sudan, and that execution of the project was conducted using technologies provided by Cisco Systems and another company. We note a January 2009 news article stating that Cisco, along with several other IT companies, sold products such as switches and transmission and radio systems to Iran. Finally, we note from the disclosure on

page 3 of your 10-K that the Emerging Markets theater includes Latin America, a region that can be understood to include Cuba.

3.   Iran, Sudan and Cuba are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Sudan whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Sudan or Cuba or entities controlled by these governments. Please also provide this information for Syria.

4.   Please discuss whether any of the products, technology, components, equipment or services you describe in response to the above comments are dual use products or otherwise have military applications. Please address whether any of these are included in the U.S. Department of Commerce's Commerce Control List.

5.   Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (Incorporated by Reference From 2010 Annual Report to Shareholders)

Discussion of Fiscal 2010, 2009 and 2008, page 17

6.   In certain instances, your discussion of the results of operations does not quantify sources of material changes. For example, you state that sales of router products increased in fiscal 2010 due to increased sales of high-end routers offset partially by lower sales within your mid-range and low-end router product categories, and that the increase in sales of advanced technology products was a result of growth in unified communications, security, wireless, and storage, partially offset by a decline in sales of video systems, networked home and application networking services. Please note that prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the

change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Please tell us how you considered quantifying the sources of material changes and offsetting factors, and note that this comment also applies to your filings on Form 10-Q.

7.   Please tell us how you considered discussing the extent to which changes in revenues from period to period were due to changes in prices or changes in the volume of products sold and services provided. See Item 303(a)(3)(iii) of Regulation S-K. Please note that this comment also applies to your filings on Form 10-Q.

Net Product Sales by Theater, page 18

8.   Throughout your discussion of net product sales by theater, you refer to various customer markets that have impacted your product revenue without quantifying the impact of each customer market (i.e. enterprise markets, commercial markets, consumer markets, etc.).   For example, you attribute the increase in product sales in the U.S. and Canada primarily to increased sales in the enterprise and consumer markets but you do not disclose how each market contributed to such increase. Tell us how you considered providing a breakdown of your revenues by consumer market to provide additional context to your discussion of changes in revenue. We refer you to Item 303(a)(3) of Regulation S-K.

Provision for Income Taxes, page 29

9.   Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail. It appears as though separately discussing the foreign effective income tax rates is important information necessary to understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-6835.

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy Statement Filed September 28, 2010)

Executive Compensation and Related Information

Variable Cash Incentive Awards, page 42

10.   Please explain why your compensation committee exercised discretion under the EIP to reduce the company performance factor and customer satisfaction factor. See Item 402(b)(2)(ix) of Regulation S-K.

11.   Please provide a more detailed explanation of how Mr. Chambers considered the various performance categories and assigned the individual performance factor to each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules (Incorporated by Reference From 2010 Annual Report to Shareholders)

Notes to Consolidated Financial Statements

Note 14. Income Taxes, page 72

12.   We note the caption in your effective income tax rate reconciliation for "foreign income at other than U.S rates." Please clarify what this line item represents for each of the three years presented. As part of your response, explain how the foreign rate differential is determined in each fiscal year and identify the significant components of this item**.**

13.   Also, tell us whether you have entered into any agreements with the Internal Revenue Service such as an Advanced Pricing Agreement with regards to your transfer pricing arrangements. If so, tell us what consideration you have given to including a discussion of the material terms of such agreement(s) in both Note 14 and in your MD&A disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Benton, Staff Accountant at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Staff Attorney at (202) 551-3548, or Mark Shuman, Legal Branch Chief at (202) 551-3462, with any other questions. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief